Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following is an excerpt of the T-Mobile US, Inc. event at the Goldman Sachs Communacopia Conference:

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Brett Feldman - Goldman Sachs Group Inc., Research Division—Equity Analyst

You’ve received federal approvals for your merger with Sprint. So congratulations. Although you are obviously still contending with the states who are looking to block the deal through a lawsuit. Is there any update that you can give at this point in terms of your engagement with the states? Is there a potential route to a settlement? Or do you ultimately expect this to be resolved in the court?

Mike Sievert - President & COO

Yes, Brett. We’re very confident that the deal will close about 3 months ago. So yes, we’re in kind of uncharted territory. We worked really hard this year to bring about the federal approvals. We’re very pleased with that. We think our story, we’ve been saying since last April, resonated very strongly. Of course, both the FCC commitments that we made and the DOJ settlement with the consent decree required changes in our plan. But as we very clearly indicated in the Q2 call, the changes that they represented were changes that allowed our business plan, our aspirations and every dollar of our synergies to remain intact. And so it took a long time to get that done because we were very steadfast in making sure — because we believe so deeply in this plan and that it’s right for consumers and right for the public — that we needed to — there were certain core principles of it that we needed to hold to, to make sure that not only were those good things preserved for the public but that our business would be intact. And we’re very, very pleased with how all that worked out.

In the meantime, a group of state attorneys general sued the deal and now we’re facing that. And of course, that’s an ongoing litigation. We can’t get into much detail on that. I’ll tell you that we feel very strongly about our case. This is something that from the first day that John and Marcelo launched this deal at the end of April of last year, we’ve been very confident that this is positive for the economy; that it’s positive for consumers; creates more competition, not less; brings down prices; makes us a better competitor to an entrenched duopoly of AT&T and Verizon. It’s good for jobs, with net positive jobs at day 1 and every day thereafter and that ultimately, that’s going to be seen by the public and by the decision-makers in this case. Either the state attorneys general themselves, or ultimately, if we go to trial on December 9, by the judge. And it’s a strong case, and we will let the merits of it speak for themselves. But beyond that, since it’s in litigation, I can’t give you too much color on all the ongoing details.

Brett Feldman - Goldman Sachs Group Inc., Research Division—Equity Analyst

All right. So just to follow up on it from a different angle here, in order to secure that federal approval, you did make a number of concessions. The most significant, you’re ultimately going to be divesting Sprint’s prepaid business, you’ll be divesting the 800 megahertz spectrum to DISH. And you’re also going to be supporting DISH’s entry into the wireless market via a 7-year MVNO deal. So the obvious question is, what made you comfortable that the merger still improves your ability to compete and win share and lead in 5G while also enabling what could be a potentially disruptive new entrant in the form of DISH?

Mike Sievert - President & COO

Yes. I’ll start, and then, Braxton, maybe you can give your perspective.

As I said, we had some core principles that were really important to us, and it took us a long time because we stuck to those principles. We wanted to be able to come out and be able to share with you that our synergies were intact and our business plan was intact. And remember, the vast majority of the synergies in this deal come from the network side. $26 billion of the $43 billion comes from not burdening the American consumer to pay for the fully redundant cost of 2 networks that sit right by each other, but rather to bring those together into 1 larger network that’s much more cost-efficient than with a multiplicative capacity relative to the 2 standalones. That’s where the majority of the synergies are. That plan is only being enhanced as we — as time goes on and we’re able to plan for it in more detail than we had expected to be able to plan for it in advance of the close. Look, DISH is going to come in. They’re going to be a viable competitor. On the other hand there are opportunities for us in that competition.

One, we’re a provider to them. We made sure that the arrangement we have with DISH simultaneously accomplishes our goals and theirs. We can monetize the arrangement in a way that’s attractive for our shareholders through the MVNO deal, but at the same time, we enable them to get going. We’ve never been a company that’s shrunk from competition. We love competition. We thrive on it. We think competition plays to our strengths because we’re a net share taker. And we’re very confident in our business plan going forward with DISH in it as a viable competitor.

Brett Feldman - Goldman Sachs Group Inc., Research Division—Equity Analyst

And Braxton, as Mike just noted, you didn’t have to reduce your view of synergies despite the concession. The network side of it’s fairly clear. What about the rest? How were you able to identify the same upside to the company even with the concessions you made?

Braxton Carter - EVP, CFO

Yes. First, I will say that we certainly have enabled with these agreements another competitor in the marketplace. That doesn’t bother us in the least, Brett. You look what we’ve done for the last 7 years. We’ve defined competition in this space, and we’re more than happy to facilitate — Charlie — and I would never bet against Charlie Ergen. I mean that guy is brilliant. He’s done an amazing job building a company over the years, and he’s parlaying it into an entry into wireless; and he certainly has the wherewithal to do so.

But to get to your basic question, first of all, with the MVNO arrangement, we’re losing the revenue and the margin associated with the prepaid business of Sprint. But we’re replacing it with a wholesale arrangement. And not to go into specific detail, that is largely an offset, certainly a different type of characterization. But when you look at the overall economics of the New T-Mobile, it was fairly neutral. Let’s leave it at that.

Secondly, the disposition of the spectrum. That’s a delayed deal. That 800 megahertz is being utilized by Sprint, and we cannot dispose of that until we get to the point where we’ve migrated all the customers off the Sprint network and shut that network down. Delayed sale, significant proceeds coming into the company, but not significant proceeds upfront.

You’ve also seen that with the sale of the prepaid business we reduced the overall amount — our overall demand of our bridge commitment associated with the deal. We’ve taken it from $30 billion down to $27 billion, 2 factors, the proceeds from the sale of the prepaid and the significant overperformance of T-Mobile over the last 1.5 years has allowed us to do that. We’re hopeful we can still get this deal closed this year, but if we do, in fact, go to litigation, this deal will not close until early 2020.

And when you look at the underlying foundation of the synergies, nothing that we agreed to in this disposition has really changed. Remember 2/3 of the synergies are coming from shutting down that duplicate network and the other 1/3 is really coming from back-office: duplicate advertising, duplicate G&A, et cetera, that has really nothing to do with the dispositions that have been agreed to. That, coupled with how well we’ve done at T-Mobile.

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Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.